LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of  the  interim  financial  statements,  they  must  be  accompanied  by  a  notice  indicating  that  the  financial statements have not been reviewed by an auditor.

The  Company’s  independent  auditor  has  not  performed  a  review  of  these  financial  statements  in accordance  with  standards  established  by  the  Canadian  Institute  of  Chartered  Accountants  for  a  review of interim financial statements by an entity’s auditor.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

(Unaudited)

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

As at

As at

31 May

28 February

2009

2009

(Unaudited)

(Audited)

$

$

Assets

Current

Cash and cash equivalents

861

13,894

Goods and Services Tax receivable

9,882

7,938

Available-for-sale investments (Note 3)

104,000

78,000

Prepaid expenses and deposits

4,012

4,012

118,755

103,844

Property and equipment (Note 4)

8,382

9,098

127,137

112,942

Liabilities

Current

Accounts payable and accrued liabilities (Note 6)

186,861

188,787

Due to related parties (Note 7)

252,337

211,140

439,198

399,927

Stockholders’ deficiency

Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

31 May 2009 – 87,650,825 common shares

28 February 2009 – 87,650,825 common shares

15,052,102

15,051,086

Donated capital

390,574

383,961

Accumulated other comprehensive loss

(242,000)

(268,000)

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(7,988,592)

(7,929,887)

(312,061)

(286,985)

127,137

112,942

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative

from

inception of

exploration

For the

For the

stage on

three month

three month

1 March

period

period

2003

ended

ended

to 31 May

31 May

31 May

2009

2009

2008

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

27,612

716

717

Bad debt expense

84,952

-

-

Consulting and subcontracts

1,455,323

37,522

14,585

Filing and regulatory fees

140,494

521

8,092

Financing costs

608

608

-

Foreign exchange loss

(24,580)

(15,058)

14,440

Imputed interest

185,074

6,613

6,639

Interest expense

2,302,583

-

-

Management fees

192,250

7,500

7,500

Mineral property exploration and development

costs

1,816,172

1,085

9,528

Office, rent and telephone

668,165

10,490

12,029

Professional fees

382,614

5,450

187

Travel and promotion

882,959

3,258

28,181

Net loss before other items

(8,319,468)

(58,705)

(101,898)

Other items

Mineral property acquisition costs written off

(126,417)

-

-

Accounts payable written off

46,281

-

-

Income from discontinued operations

369,213

-

-

Interest income

41,799

-

39

Net loss for the period

(7,988,592)

(58,705)

(101,859)

Basic and diluted net loss per share

(0.00)

(0.00)

Weighted average number of common

shares used in per share calculations

87,650,825

83,499,000

Comprehensive loss

Net loss for the period

(7,988,592)

(58,705)

(101,859)

Unrealized holding gain (loss) on available-

for-sale investments

(242,000)

26,000

(78,000)

Comprehensive loss

(8,230,592)

(32,705)

(179,859)

Comprehensive loss per share

(0.00)

(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative

from inception

For the

For the

of exploration

three month

three month

stage on 1

period

period

March 2003

ended

ended

to 31 May

31 May

31 May

2009

2009

2008

$

$

$

Cash flows used in operating activities

Net loss for the period

(7,988,592)

(58,705)

(101,859)

Adjustments to reconcile loss to net cash used by

operating activities

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

27,612

716

717

Receipt of marketable securities for property

(16,000)

-

-

Accretion of discount on convertible debt

2,291,794

-

-

Bad debt expense

84,952

-

-

Imputed interest

185,074

6,613

6,639

Accounts payable written off

(46,281)

-

-

Mineral property acquisition costs written off

126,417

-

-

Stock-based compensation

268,958

408

-

Financing costs

608

608

-

Shares issued for services

120,000

-

-

Shares issued for settlement of rent obligation

19,200

-

-

Income from discontinued operations

(369,213)

-

-

Changes in operating assets and liabilities

Goods and Services Tax receivable

35,023

(1,944)

759

Prepaid expenses and deposits

(3,521)

-

(2,908)

Accounts payable and accrued liabilities

(92,018)

(1,926)

(210,859)

Due to related parties

194,757

41,197

(9,834)

(4,955,988)

(13,033)

(317,345)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

Purchase of marketable securities

(250,000)

-

-

Purchase of property and equipment

(35,994)

-

-

(352,411)

-

-

Cash flows from financing activities

Advances from related parties

16,238

-

-

Debt issue costs

(205,242)

-

-

Proceeds from convertible debt

2,226,251

-

-

Repayment of debt

(153,400)

-

-

Proceeds from issuance of common shares

3,446,649

-

695,952

Share subscriptions received

52,277

-

(40,062)

Share issue costs

(84,647)

-

(34,028)

5,298,126

-

621,862

Increase (decrease) in cash and cash equivalents

(10,273)

(13,033)

304,517

Cash and cash equivalents, beginning of period

11,134

13,894

8,236

Cash and cash equivalents, end of period

861

861

312,753

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

(Unaudited)

Deficit

Common

Deficit

accumulated

Accumulated

Total

Shares of

stock and

accumulated

during the

other

stockholders’

common

paid-in

Subscriptions

Donated

from prior

exploration    comprehensive

equity

stock issued

capital

received, net

capital

operations

stage

income (loss)

(deficiency)

$

$

$

$

$

$

$

Balance from prior operations

at 1 March 2003

57,458,413

6,804,412

-

205,500

(7,524,145)

-

-

(514,233)

Common stock issued for mineral property

175,000

17,500

-

-

-

-

-

17,500

Common stock issued for services

1,000,000

100,000

-

-

-

-

-

100,000

Common stock issued for settlement of rent

obligation

200,000

19,200

-

-

-

-

-

19,200

Options exercised

150,000

19,812

-

-

-

-

-

19,812

Warrants exercised

1,300,000

280,922

-

-

-

-

-

280,922

Imputed interest

-

-

-

22,960

-

-

-

22,960

Marketable securities adjustment

-

-

-

-

-

-

44,000

44,000

Net loss for the year

-

-

-

-

-

(3,738)

-

(3,738)

Balance at 29 February 2004

60,283,413

7,241,846

-

228,460

(7,524,145)

(3,738)

44,000

(13,577)

Common stock issued for mineral property

125,000

45,384

-

-

-

-

-

45,384

Common stock issued for cash

4,205,610

860,089

-

-

-

-

-

860,089

Options exercised

87,500

10,606

-

-

-

-

-

10,606

Warrants exercised

250,000

37,500

-

-

-

-

-

37,500

Imputed interest

-

-

-

35,013

-

-

-

35,013

Stock-based compensation

-

82,000

-

-

-

-

-

82,000

Marketable securities adjustment

-

-

-

-

-

-

(54,000)

(54,000)

Net loss for the year

-

-

-

-

-

(748,369)

-

(748,369)

Balance at 29 February 2005

64,951,523

8,277,425

-

263,473

(7,524,145)

(752,107)

(10,000)

254,646

Common stock issued for mineral property

50,000

20,500

-

-

-

-

-

20,500

Common stock issued for cash

3,100,000

715,127

-

-

-

-

-

715,127

Options exercised

93,750

10,838

-

-

-

-

-

10,838

Warrants exercised

92,500

21,825

-

-

-

-

-

21,825

Share issue costs

-

(42,571)

-

-

-

-

-

(42,571)

Imputed interest

-

-

-

31,722

-

-

-

31,722

Stock-based compensation

-

2,280

-

-

-

-

-

2,280

Marketable securities adjustment

-

-

-

-

-

-

2,000

2,000

Net loss for the year

-

-

-

-

-

(810,105)

-

(810,105)

Balance at 28 February 2006

68,287,773

9,005,424

-

295,195

(7,524,145)

(1,562,212)

(8,000)

206,262

Subscriptions received

-

-

52,277

-

-

-

-

52,277

Common stock issued for debt

2,586,076

644,749

-

-

-

-

-

644,749

Options exercised

323,750

75,670

-

-

-

-

-

75,670

Warrants exercised

52,500

15,329

(14,600)

-

-

-

-

729

Share issue costs

-

(2,613)

-

-

-

-

-

(2,613)

Imputed interest

-

-

-

53,657

-

-

-

53,657

Intrinsic value of beneficial conversion

feature of convertible debentures

-

963,670

-

-

-

-

-

963,670

Fair value of warrants issued with

convertible debentures

-

1,262,580

-

-

-

-

-

1,262,580

Stock-based compensation

-

109,228

-

-

-

-

-

109,228

Marketable securities adjustment

-

-

-

-

-

-

(130,000)

(130,000)

Net loss for the year

-

-

-

-

-

(3,571,183)

-

(3,571,183)

Balance at 28 February 2007

71,250,099

12,074,037

37,677

348,852

(7,524,145)

(5,133,395)

(138,000)

(334,974)

Subscriptions received

-

-

40,062

-

-

-

-

40,062

Common stock issued for debt redemption

8,378,226

1,493,911

-

-

-

-

-

1,493,911

Common stock issued for cash

2,825,000

615,195

(52,277)

-

-

-

-

562,918

Options exercised

212,500

24,020

-

-

-

-

-

24,020

Warrants exercised

430,000

94,501

14,600

-

-

-

-

109,101

Share issue costs

-

(4,003)

-

-

-

-

-

(4,003)

Imputed interest

-

-

-

8,966

-

-

-

8,966

Stock-based compensation

-

75,042

-

-

-

-

-

75,042

Marketable securities adjustment

-

-

-

-

-

-

78,000

78,000

Net loss for the year

-

-

-

-

-

(2,260,291)

-

(2,260,291)

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency), continued

(Expressed in Canadian Dollars)

(Unaudited)

Deficit

Common

Deficit

accumulated

Accumulated

Total

Shares of

stock and

accumulated

during the

other

stockholders’

common

paid-in

Subscriptions

Donated

from prior

exploration     comprehensive

equity

stock issued

capital

received, net

capital

operations

stage

income (loss)

(deficiency)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Imputed interest

-

-

-

6,613

-

-

-

6,613

Stock-based compensation

-

408

-

-

-

-

-

408

Financing costs

-

608

-

-

-

-

-

608

Marketable securities adjustment

-

-

-

-

-

-

26,000

26,000

Net loss for the year

-

-

-

-

-

(58,705)

-

(58,705)

Balance at 31 May 2009

87,650,825

15,052,102

-

390,574

(7,524,145)

(7,988,592)

(242,000)

(312,061)

The accompanying notes are an integral part of these consolidated financial statements.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

(Unaudited)

1.

Nature and Continuance of Operations

Linux Gold Corp. (the “Company”) was incorporated on 27 February 1979 in Canada under the British

Columbia Company Act and was extra-provincially registered in the Province of Alberta on 12 October

1995.  The Company’s stock trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On 20 February 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value.  The Company had been previously pursuing various business opportunities and, effective 1 March 2003, the Company changed its principal operations to mineral exploration.  Accordingly, as of 1 March 2003, the Company is considered to be an exploration stage company.

The Company’s interim consolidated financial statements as at 31 May 2009 and for the three month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of

$58,705 for the three month period ended 31 May 2009 (2008 – $101,859) and has a working capital deficit of $320,443 at 31 May 2009 (28 February 2009 – $296,083).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the

Company’s capital resources should be adequate to continue operating and maintaining its business strategy.  However, if the Company is unable to raise additional capital in the near future, due to the

Company’s liquidity problems, management expects that the Company will need to curtail operations,

liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.

These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the

Company be unable to continue as a going concern.

At 31 May 2009, the Company has suffered losses from exploration stage activities to date.  Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

Basis of Presentation and Consolidation

These unaudited interim consolidated financial statements have been prepared in accordance with United

States generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended February 28, 2009.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements of the Company and should be read in conjunction with the audited consolidated financial statements of the Company as at February 28, 2009.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.

These unaudited interim consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a United States corporation.  All significant inter-

company balances and transactions have been eliminated.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 167,

“Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 is intended to establish general standards of financial reporting for companies with variable interest entities.  It requires timely and useful disclosure of information related to the Company’s involvement with variable interest entities.  This disclosure should alert all users to the effects on specific provisions of FASB Interpretation No. 46 (revised December 2003),

Consolidation of Variable Interest Entities, related to the changes to the special-purpose entity proposal in

SFAS No. 166, Accounting for Transfers of Financial Assets, and the treatment of specific provisions of

Interpretation 46(R).  SFAS No. 167 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  The Company has determined that the adoption of SFAS No.

167 will have no impact will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an

amendment of FASB Statement”.  SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS No. 166 was established to clarify derecognition of assets under SFAS No. 140,

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS No.

166 is effective for financial statements issued for fiscal years and interim periods beginning after

November 15, 2009.  The Company has determined that the adoption of SFAS No. 166 will have no impact will have on its consolidated financial statements.

In May 2009, the FSAB issued SFAS No. 165, “Subsequent Events”. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date,

but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS No. 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company is evaluating the impact that the adoption of SFAS No. 165 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting

Principles”.  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities.  Prior to the issuance of SFAS

No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants

(“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in

Conformity with GAAP”.  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the

Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight

Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with

Generally Accepted Accounting Principles”.  The Company does not expect SFAS No. 162 to have a material effect on its consolidated financial statements.

3.

Available-for-Sale Investments

31 May 2009

28 February 2009

Book value

Fair value

Book value

Fair value

$

$

$

$

1,300,000 (28 February 2009 –

1,300,000) common shares of Teryl

Resources Corp.

346,000

104,000

346,000

78,000

4.

Property and Equipment

Accumulated

Net book value

Cost

amortization

31 May

28 February

2009

2009

$

$

$

$

Office furniture

11,194

5,772

5,422

5,783

Vehicle

15,531

12,571

2,960

3,315

26,725

18,343

8,382

9,098

During the three month period ended 31 May 2009, total additions to property, plant and equipment were

$nil (year ended 28 February 2009 - $nil).

5.

Mineral Properties

Alaska Mineral Properties

Granite Mountain Property and Dime Creek Property

The Company has a total of 176 mining claims in Granite Mountain and 12 mining claims in Dime Creek,

which are located near Nome in the State of Alaska.

Livengood Property

The Company has a total of 8 mining claims located in the Livengood-Tolovana Mining District, Alaska,

USA, known as the Livengood Claims.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

Fish Creek Property

The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska,

USA, known as the Fish Creek Claims.  During fiscal 2003, the Company optioned a 50% interest in the 30

Fish Creek Claims to Teryl Resources Corp. (“Teryl”), a related company (Note 8).  Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest.  The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the

Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  All other terms of the original agreement remain the same.  Subsequently, the

Company entered into a further agreement with Teryl to extend the term of the original agreement until

5 March 2010.

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for the three month periods ended 31 May 2009 and 31 May 2008:

For the

For the

three

three

month

month

period

period

ended

ended

31 May

31 May

2009

2008

$

$

Exploration and development costs

Assaying

-

-

Field supplies and other

-

-

Geological consulting

1,085

-

Staking and recording fees

-

9,528

Transportation

-

-

1,085

9,528

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

7.

Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three month period, imputed interest at 15%, totalling $6,613 (2008 - $6,639) was charged to operations and treated as donated capital (Note 11).  As at 31 May 2009, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the

Company and/or companies controlled by the President, CEO and shareholder of the Company.

28 February

Advances

31 May

2009

(repayments)

2009

$

$

$

Information Highway.com

2,000

-

2,000

JGR Petroleum, Inc.

79,733

2,000

81,733

KLR Petroleum Ltd.

6,739

31,322

38,061

REGI U.S., Inc.

1,176

-

1,176

SMR Investments Ltd.

31,500

7,875

39,375

Teryl Resources Corp.

89,992

-

89,992

211,140

41,197

252,337

8.

Related Party Transactions

Pursuant to a management services agreement, during the three month period ended 31 May 2009, the

Company accrued management fees of $7,500 (2008 - $7,500) to a company where the President of the

Company is a director.  At 31 May 2009, the Company is indebted in the amount of $77,436 (28 February

2009 - $38,239) which is included in accrued liabilities to related parties.  These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

During the three month period ended 31 May 2009, the Company paid investor relations fees of $3,000

(2008 - $2,000) to a company related to the Company by way of director in common.

During the three month period ended 31 May 2009, the Company paid consulting fees of $2,835 (2008 -

$3,217) to a company where the President of the Company is a director.

The Company had certain mineral property transactions and a joint venture agreement with related parties

(Note 5).

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

9.

Capital Stock

Authorized

The total authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 87,650,825 common shares without par value.

On 27 March 2008, the Company issued 500,000 units pursuant to a private placement at a price of

US$0.20 per unit for proceeds of $99,364 (US$100,000) before finders’ fee of $3,588.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.25 per share for a one year term expiring on 27 March 2009.  The Company allocated $77,244 to the common shares and $22,120 to the share purchase warrants based on the relative fair values.  On 27 March 2009, the Company extended the expiry date of these share purchase warrants to

27 March 2010.  A further $608 was allocated to financing costs as a result of the extension.

On 5 June 2008, the Company issued 4,055,000 units pursuant to a private placement at a price of US$0.15 per unit for proceeds of $614,478 (US$608,250) before finders’ fee of $31,871.  Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.20 per share for a one year term expiring on 5 June 2009.  The Company allocated $430,623 to the common shares and $183,855 to the share purchase warrants based on the relative fair values.  On

5 June 2009, the Company extended the expiry date of these share purchase warrants to 5 June 2010

(Note 13).

Warrants

The following share purchase warrants were outstanding at 31 May 2009:

Remaining

Exercise

Number

contractual life

price

of warrants

(years)

US$

Warrants expiring 27 March 2010

0.25

500,000

0.82

Warrants expiring 1 June 2010

0.30

1,412,500

1.00

Warrants expiring 5 June 2010

0.20

4,055,000

1.02

Warrants expiring 8 May 2011

0.20

9,275,000

1.94

Warrants expiring 28 June 2011

0.20

3,125,000

2.08

18,367,500

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

The following is a summary of the Company’s warrant activities during the three month period ended

31 May 2009:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at 1 March 2009

18,367,500

0.21

Granted

-

-

Exercised

-

-

Expired

-

-

Cancelled

-

-

Outstanding and exercisable at 31 May 2009

18,367,500

0.21

Weighted average fair value of warrants granted during the year nil

Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.  All options granted under the plan vest upon date of grant and are subject to the following exercise schedule:

i)

Up to 25% of the options may be exercised at any time during the term of the option (the “First

Exercise”);

ii)

The second 25% of the options may be exercised at any time after 90 days from the date of the First

Exercise (the “Second Exercise”);

iii)      The third 25% of the options may be exercised at any time after 90 days from the date of the Second

Exercise (the “Third Exercise”); and

iv)      The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

On 22 April 2009, a total of 75,000 stock options exercisable at a price of US$0.30 per common share expired.

Also on 22 April 2009, a total of 75,000 stock options exercisable at a price of US$0.10 per common share were granted.

During the three month periods ended 31 May 2009 and 31 May 2008, the Company recorded stock-based compensation of $408 and $nil, respectively.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

The following stock options were outstanding and exercisable at 31 May 2009:

Number

Number of

Remaining

Exercise

of options

options

contractual

price

outstanding

exercisable

life (years)

US$

Options expiring 9 November

0.20

12,500

12,500

0.45

2009

Options expiring 9 August 2011

0.35

1,500,000

375,000

2.19

Options expiring 2 November

0.25

25,000

6,250

2.43

2011

Options expiring 8 December 2011

0.25

50,000

12,500

2.53

Options expiring 7 November

0.31

50,000

12,500

3.44

2012

Options expiring 21 February 2013

0.10

1,525,000

381,250

3.73

Options expiring 22 April 2014

0.10

75,000

18,750

5.00

3,237,500

818,750

The following is a summary of the Company’s stock option activities during the three month period ended

31 May 2009:

Weighted

Number of

average

options

exercise price

US$

Outstanding at 1 March 2009

3,237,500

0.23

Granted

75,000

0.10

Exercised

-

-

Expired

(75,000)

0.30

Cancelled

-

-

Outstanding at 31 May 2009

3,237,500

0.23

Exercisable at 31 May 2009

818,750

0.25

Weighted average fair value of stock options granted during the year

0.02

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

The fair value of each option granted was estimated on the date of the grant or modification using the

Black-Scholes pricing model with the following weighted average assumptions:

For the

For the

three month

three month

period ended

period ended

31 May

31 May

2009

2008

Risk free interest rate

1.63%

-

Expected life

4.14

-

Annualized volatility

78.17%

-

Expected dividends

-

-

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the

Company’s stock options.

10.     Commitments

The Company has the following commitments:

a)

The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years and issue stock options for 1,000,000 common shares exercisable at US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the three month period ended 31 May

2009, consulting fees of $nil (2008 - $2,968) were incurred.

b)

The Company entered into a consulting agreement dated 9 August 2006 for the provision of financial development services.  Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at

US$0.35 per share (granted).  The agreement may be terminated by either party before the end of the term by giving 90-day written notice.  During the three month period ended 31 May 2009, consulting fees of $nil (2008 - $nil) were incurred.

c)

The Company entered into a consulting agreement dated 25 May 2009 for the provision of investor relations services.  Under the terms of the month-to-month agreement, the Company agreed to pay

US$8,000 plus expenses in the first month and US$11,000 plus expenses per month thereafter.  The agreement may be terminated by either party by giving 60-day written notice.  During the three month period ended 31 May 2009, investor relations fees of $nil (2008 - $nil) were incurred.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

d)

The Company entered into a lease agreement dated 7 September 2006 for a term of three years commencing 1 November 2006 to 31 October 2009.  Under the terms of the agreement, the Company

will pay monthly rent of $1,833 plus a proportionate share of operating costs.   On 30 November 2007,

the monthly rent increased to $2,017 and on 30 November 2008, the monthly rent increased to $2,200.

The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee.  The future commitment is as follows:

$

Fiscal year ending 28 February 2010

27,280

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative

from

inception of

For the

For the

exploration

three

Three

stage on

month

month

1 March

period

period

2003 to

ended

ended

31 May

31 May

31 May

2009

2009

2008

$

$

$

Cash paid during the year for interest

-

-

-

Cash paid during the year for income taxes

-

-

-

During the three month period ended 31 May 2009, imputed interest at 15% per annum totalling $6,613

(2008 - $6,639) on amounts due to related parties was charged to operations and treated as donated capital

(Note 7).

12.     Financial Instruments

a)     Fair value

The carrying values of all held-for-trading and held-to-maturity instruments, represented by cash and cash equivalents, Goods and Service Tax receivable, accounts payable and accrued liabilities and amounts due to related parties, approximate their fair values because of the short-term maturity of these financial instruments.  The aggregate fair value of all held-for-trading instruments is $861 (28

February 2009 - $13,894).  The aggregate carrying value and fair value of all held-to-maturity assets is

$9,882 (28 February 2009 - $7,938).

Available-for-sale securities consist of common shares in a company related by common directors and is represented as marketable securities on the consolidated financial statements.  The fair value of these securities is $104,000 (28 February 2009 - $78,000) and losses included in accumulated other comprehensive loss is $242,000 (28 February 2009 - $268,000).

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

31 May 2009

b)     Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

c)     Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash and cash equivalents.  To manage the risk, cash is placed with major financial institutions.  The Company does not have significant concentrations of credit risk in regards to its amounts receivable and allows for any uncollectible accounts on a specific identification basis based on payment history.

d)     Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the period.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

As at

As at

31 May

28 February

2009

2009

US$

US$

Cash and cash equivalents

(1,032)

4,296

Accounts payable and accrued liabilities

85,769

85,446

As at 31 May 2009, with other variables unchanged, an approximately 10% change in exchange rates would increase/decrease pre-tax loss by $9,262.

13.     Subsequent Events

The following events occurred subsequent to 31 May 2009:

a)      On 1 June 2009, the Company extended the expiry date of 1,412,500 share purchase warrants exercisable at a price of US$0.30 per common share from 1 June 2009 to 1 June 2010 (Note 9).

b)     On 5 June 2009, the Company extended the expiry date of 4,055,000 share purchase warrants exercisable at a price of US$0.20 per common share from 5 June 2009 to 5 June 2010 (Note 9).